UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    May 15, 2013

Financial Results Fiscal Year 3/2013 -Supplementary Information-

Sumitomo Mitsui Financial Group, Inc.
Sumitomo Mitsui Banking Corporation

Notes	1.	Consolidated: Consolidated figures of Sumitomo Mitsui Financial Group, Inc. (“SMFG”)

	2.	Non-consolidated: Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of us and our managements with respect to our future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of our securities portfolio; our ability to successfully implement our business strategy through our subsidiaries, affiliates and alliance partners; exposure to new risks as we expand the scope of our business; and incurrence of significant credit-related costs. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. We undertake no obligation to update or revise any forward-looking statements.

Please refer to our most recent disclosure documents such as our annual report or registration statement on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as our earnings press releases, for a more detailed description of the risks and uncertainties that may affect our financial conditions and our operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group

Financial highlights for FY3/2013

1. Income analysis

Consolidated	(Millions of yen)

		FY3/2013		FY3/2012
			Change
Consolidated gross profit	1	2,792,891	198,409	2,594,482
Net interest income	2	1,392,636	51,267	1,341,369
Trust fees	3	1,871	101	1,770
Net fees and commissions	4	908,168	84,588	823,580
Net trading income	5	166,617	(31,575)	198,192
Net other operating income	6	323,597	94,029	229,568
General and administrative expenses	7	(1,496,294)	(74,931)	(1,421,363)
Credit costs	8	(183,552)	(57,497)	(126,055)
Write-off of loans	9	(133,639)	(43,334)	(90,305)
Provision for specific reserve for possible loan losses	10	(104,180)	7,047	(111,227)
Provision for general reserve for possible loan losses	11	67,530	(38,982)	106,512
Other credit costs	12	(13,262)	17,773	(31,035)
Recoveries of written-off claims	13	10,436	5,636	4,800
Gains (losses) on stocks	14	(20,973)	6,907	(27,880)
Equity in earnings (losses) of affiliates	15	5,309	36,431	(31,122)
Other income (expenses)	16	(34,072)	23,217	(57,289)

Ordinary profit	17	1,073,745	138,174	935,571

Extraordinary gains (losses)	18	(9,711)	(27,106)	17,395
Gains on step acquisitions	19	140	(24,910)	25,050
Gains (losses) on disposal of fixed assets	20	(5,480)	(1,715)	(3,765)
Losses on impairment of fixed assets	21	(4,314)	(453)	(3,861)
Income before income taxes and minority interests	22	1,064,033	111,067	952,966
Income taxes - current	23	(279,898)	(176,420)	(103,478)
Income taxes - deferred	24	133,930	341,790	(207,860)
Income before minority interests	25	918,065	276,438	641,627
Minority interests in net income	26	(124,006)	(916)	(123,090)

Net income	27	794,059	275,523	518,536

Note:

Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)
+ (Trading income - Trading losses) + (Other operating income - Other operating expenses)

Total credit cost (8+13)	28	(173,115)	(51,860)	(121,255)
Note:	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Reference:				(Billions of yen)
Consolidated net business profit	29	1,166.2	152.3	1,013.9
Note:	Consolidated net business profit = (SMBC’s non-consolidated banking profit (before provision for general reserve for possible loan losses))
	+ (Other consolidated subsidiaries’ ordinary profit (excluding non-recurring items)) + (Affiliates’ ordinary profit) X (Ownership ratio)
	- (Internal transactions (dividends, etc.))

	Number of consolidated subsidiaries and affiliates

		Mar. 31, 2013	Change	Mar. 31, 2012
Consolidated subsidiaries	30	323	(14)	337
Equity method affiliates	31	44	1	43

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)
		FY3/2013		FY3/2012
			Change
Gross banking profit	1	1,540,095	7,584	1,532,511
Gains (losses) on bonds	2	113,849	(38,687)	152,536
Gross domestic profit	3	1,098,912	1,152	1,097,760
Net interest income	4	813,636	(35,614)	849,250
Trust fees	5	1,800	84	1,716
Net fees and commissions	6	233,235	18,106	215,129
Net trading income	7	1,443	(3,669)	5,112
Net other operating income	8	48,795	22,245	26,550
Gains (losses) on bonds	9	40,679	17,487	23,192
Gross international profit	10	441,182	6,432	434,750
Net interest income	11	157,565	49,938	107,627
Net fees and commissions	12	110,526	6,748	103,778
Net trading income	13	(5,225)	(84,163)	78,938
Net other operating income	14	178,316	33,910	144,406
Gains (losses) on bonds	15	73,169	(56,174)	129,343
Expenses (excluding non-recurring losses)	16	(727,736)	(8,241)	(719,495)
Personnel expenses	17	(270,091)	(10,309)	(259,782)
Non-personnel expenses	18	(419,203)	3,651	(422,854)
Taxes	19	(38,440)	(1,582)	(36,858)

Banking profit (before provision for general reserve for possible loan losses)	20	812,358	(657)	813,015
Gains (losses) on bonds	21	113,849	(38,687)	152,536

Provision for general reserve for possible loan losses	22	-	(43,780)	43,780
Banking profit	23	812,358	(44,438)	856,796

Non-recurring gains (losses)	24	(141,505)	19,948	(161,453)
Credit costs	25	(46,326)	57,336	(103,662)
Gains on reversal of reserve for possible loan losses	26	26,747	26,747	-
Recoveries of written-off claims	27	54	(1,180)	1,234
Gains (losses) on stocks	28	(35,662)	(20,509)	(15,153)
Gains (losses) on sale of stocks and other securities	29	469	(13,019)	13,488
Losses on devaluation of stocks and other securities	30	(36,131)	(7,489)	(28,642)
Other non-recurring gains (losses)	31	(86,319)	(42,448)	(43,871)

Ordinary profit	32	670,852	(24,490)	695,342

Extraordinary gains (losses)	33	(5,451)	(2,102)	(3,349)
Gains (losses) on disposal of fixed assets	34	(2,200)	(1,483)	(717)
Losses on impairment of fixed assets	35	(3,250)	(618)	(2,632)
Income before income taxes	36	665,400	(26,592)	691,992
Income taxes - current	37	(209,704)	(165,001)	(44,703)
Income taxes - deferred	38	162,095	331,410	(169,315)

Net income	39	617,791	139,818	477,973

Total credit cost (22+25+26+27)	40	(19,523)	39,124	(58,647)
Provision for general reserve for possible loan losses	41	71,680	27,900	43,780
Write-off of loans	42	(40,258)	(24,461)	(15,797)
Provision for specific reserve for possible loan losses	43	(45,102)	14,094	(59,196)
Losses on sales of delinquent loans	44	(6,067)	22,700	(28,767)
Provision for loan loss reserve for specific overseas countries	45	168	70	98
Recoveries of written-off claims	46	54	(1,180)	1,234

Note:	Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Banking profit per employee / overhead ratio

SMBC non-consolidated	(Millions of yen, %)

	FY3/2013		FY3/2012
		Change
Banking profit (before provision for general reserve for possible loan losses)	812,358	(657)	813,015
Per employee (thousands of yen)	35,370	230	35,140
Banking profit	812,358	(44,438)	856,796
Per employee (thousands of yen)	35,370	(1,663)	37,033
Banking profit (before provision for general reserve for possible loan losses, excluding gains (losses) on bonds)	698,509	38,031	660,478
Per employee (thousands of yen)	30,413	1,866	28,547

Overhead ratio	47.3	0.4	46.9

Notes	1.	Employees include executive officers (other than board members) and locally hired overseas staff. Exclude temporary staff, transferred staff to other companies and employees temporarily transferred from other companies.
	2.	Banking profit per employee is calculated on the basis of the average number of employees during the period.
	3.	Overhead ratio = Expenses (excluding non-recurring losses) / Gross banking profit

3. Interest spread (domestic)

SMBC non-consolidated	(%)

	FY3/2013			FY3/2012

		Six months ended Sep. 30, 2012	Six months ended Mar. 31, 2013
Yield on interest earning assets (A)	1.10	1.11	1.10	1.15
Interest earned on loans and bills discounted (C)	1.54	1.55	1.53	1.58
Interest earned on securities	0.55	0.57	0.52	0.55
Total cost of funding (including expenses) (B)	0.90	0.89	0.90	0.90
Cost of interest bearing liabilities	0.10	0.11	0.10	0.12
Interest paid on deposits, etc. (D)	0.05	0.05	0.05	0.06
Interest paid on other liabilities	0.30	0.29	0.30	0.19
Expense ratio	0.80	0.78	0.80	0.78
Overall interest spread (A) - (B)	0.20	0.22	0.20	0.25
Interest spread (C) - (D)	1.49	1.50	1.48	1.52

4. Gains (losses) on securities

SMBC non-consolidated	(Millions of yen)

	FY3/2013		FY3/2012
		Change
Gains (losses) on bonds	113,849	(38,687)	152,536
Gains on sales	153,577	(15,540)	169,117
Losses on sales	(33,119)	(22,231)	(10,888)
Gains on redemption	0	0	0
Losses on redemption	(6,609)	(917)	(5,692)
Losses on devaluation	-	-	-

Gains (losses) on stocks	(35,662)	(20,509)	(15,153)
Gains on sales	28,282	7,720	20,562
Losses on sales	(27,812)	(20,738)	(7,074)
Losses on devaluation	(36,131)	(7,489)	(28,642)

Sumitomo Mitsui Financial Group

5. Unrealized gains (losses) on securities

Consolidated							(Millions of yen)
	Mar. 31, 2013					Mar. 31, 2012
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
							(b)	Gains	Losses
		(a)	(a) - (b)	Gains	Losses
Held-to-maturity purpose	5,852,111	61,150	(8,034)	61,191	41	5,286,267	69,184	69,288	103
Other securities	35,776,786	1,121,598	646,614	1,256,572	134,973	37,558,730	474,984	746,928	271,943
Stocks	2,806,706	771,237	499,776	867,109	95,872	2,406,170	271,461	490,074	218,613
Bonds	24,525,328	108,320	(3,495)	112,202	3,881	27,684,484	111,815	118,164	6,348
Others	8,444,750	242,040	150,332	277,260	35,220	7,468,076	91,708	138,689	46,981
Other money held in trust	22,789	10	56	10	-	22,430	(46)	-	46
Total	41,651,687	1,182,759	638,637	1,317,774	135,015	42,867,429	544,122	816,216	272,093
Stocks	2,806,706	771,237	499,776	867,109	95,872	2,406,170	271,461	490,074	218,613
Bonds	30,365,341	169,467	(11,531)	173,390	3,922	32,957,653	180,998	187,444	6,445
Others	8,479,639	242,054	150,392	277,274	35,220	7,503,605	91,662	138,697	47,034

SMBC non-consolidated							(Millions of yen)
	Mar. 31, 2013					Mar. 31, 2012
	Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)
				Gains	Losses		(b)	Gains	Losses
		(a)	(a) - (b)
Held-to-maturity purpose	5,735,948	59,904	(7,998)	59,941	37	5,163,764	67,902	67,993	90
Stocks of subsidiaries and affiliates	2,474,054	(16,326)	5,173	7,274	23,600	2,324,041	(21,499)	622	22,122
Other securities	33,655,434	1,040,660	651,678	1,165,723	125,062	35,440,979	388,982	672,572	283,590
Stocks	2,792,916	769,685	541,232	862,237	92,551	2,250,672	228,453	466,871	238,418
Bonds	23,126,292	95,261	(9,095)	98,552	3,291	26,306,672	104,356	109,504	5,148
Others	7,736,225	175,713	119,541	204,933	29,219	6,883,634	56,172	96,196	40,024
Other money held in trust	2,372	10	56	10	-	5,805	(46)	-	46
Total	41,867,810	1,084,249	648,911	1,232,949	148,699	42,934,589	435,338	741,188	305,850
Stocks	3,900,774	764,286	547,137	869,511	105,224	3,472,964	217,149	467,494	250,345
Bonds	28,862,241	155,165	(17,094)	158,494	3,328	31,470,436	172,259	177,497	5,238
Others	9,104,794	164,797	118,867	204,943	40,146	7,991,189	45,930	96,196	50,266

Reference: Outstanding balance and amount sold of stocks in Other securities (SMBC non-consolidated)

		(Billions of yen)	(Billions of yen)
	Mar. 31, 2013	Mar. 31, 2012		FY3/2013
Balance sheet amount	2,792.9	2,250.7	Amount sold	Approx. 80
Acquisition cost	2,023.2	2,022.2

Notes	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	Stocks within Other securities and foreign stocks within Others of Other securities are valuated with the average market price during the final month of the fiscal year. Rest of the securities are valuated at market prices as of the balance sheet date.
	3.	Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts. Net unrealized gains (losses) on Other securities include gains which are recognized in the statements of income by applying fair value hedge accounting and not recorded directly to Net assets, accordingly. The amounts as of March 31, 2013 and March 31, 2012, are 29,831 million yen and 196 million yen, respectively, in the statements of income.
	4.	Floating-rate Japanese government bonds which SMBC held as Other securities are carried on the balance sheet at their reasonably estimated amounts in accordance with the “Practical Solution on Measurement of Fair Value of Financial Assets” (Accounting Standard Board of Japan Practical Issues Task Force No. 25)

Sumitomo Mitsui Financial Group

6. Balance of securities, classified by maturity

Balance of other securities with maturities and bonds of held-to-maturity

SMBC non-consolidated	(Billions of yen	)

	Mar. 31, 2013					Mar. 31, 2012

	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years to 10 years	More than 10 years	Total
Bonds	8,429.5	17,822.5	2,546.7	63.6	28,862.2	7,578.2	21,001.7	2,825.0	65.6	31,470.5
Japanese government bonds	8,105.7	16,041.9	2,084.1	-	26,231.7	7,294.1	18,895.4	2,283.4	-	28,472.9
Japanese local government bonds	45.4	113.0	0.7	0.0	159.1	6.0	218.7	4.5	0.0	229.2
Japanese corporate bonds	278.5	1,667.6	461.9	63.6	2,471.5	278.1	1,887.6	537.1	65.6	2,768.4
Others	630.3	4,855.3	243.6	459.9	6,189.2	382.4	4,709.7	300.2	470.9	5,863.2
Total	9,059.9	22,677.8	2,790.3	523.5	35,051.4	7,960.6	25,711.4	3,125.2	536.5	37,333.7

7. Overview of derivative transactions (under deferred hedge accounting)

SMBC non-consolidated	(Billions of yen	)

	Mar. 31, 2013				Mar. 31, 2012
			Net assets (a) - (b)	Net deferred gains (losses)			Net assets (c) - (d)	Net deferred gains (losses)
	Assets (a)	Liabilities (b)			Assets (c)	Liabilities (d)
Interest rate swaps	78.4	22.6	55.9	(7.7)	103.6	66.2	37.4	(36.4)
Currency swaps	20.2	200.0	(179.9)	(37.2)	288.7	10.1	278.6	(7.2)
Others	0.9	-	0.9	51.8	3.1	0.6	2.5	132.0
Total	99.5	222.6	(123.1)	6.8	395.4	76.9	318.5	88.4

Notes	1.	Derivative transactions are valuated at fair value on the balance sheet.
	2.	SMBC applied deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
	3.	Figures for Net deferred gains (losses) are those before application of tax effect accounting.

Appendix: Contract amount of interest rate swaps (under deferred hedge accounting), classified by maturity

(Billions of yen)

	Mar. 31, 2013				Mar. 31, 2012

	1 year or less	More than 1 year to 5 years	More than 5 years	Total	1 year or less	More than 1 year to 5 years	More than 5 years	Total
Receivable fixed rate / payable floating rate	2,347.4	15,046.7	8,201.6	25,595.6	5,351.6	12,797.4	5,922.6	24,071.6
Receivable floating rate / payable fixed rate	870.7	5,401.9	7,198.2	13,470.9	1,368.6	4,693.8	5,533.2	11,595.6
Receivable floating rate / payable floating rate	-	16.6	-	16.6	20.0	9.3	-	29.3

Total	3,218.1	20,465.3	15,399.8	39,083.1	6,740.2	17,500.5	11,455.8	35,696.5

Sumitomo Mitsui Financial Group

8. Employee retirement benefits

(1) Projected benefit obligation

Consolidated				(Millions of yen)
		Mar. 31, 2013		Mar. 31, 2012
			Change
Projected benefit obligation	(A)	1,117,085	126,636	990,449
Fair value of plan assets	(B)	1,036,130	133,876	902,254
Reserve for employee retirement benefits	(C)	44,579	(1,332)	45,911
Prepaid pension cost	(D)	224,719	12,498	212,221
Unrecognized prior service cost (deductible from the obligation)	(E)	(1,254)	5,370	(6,624)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	262,349	1,221	261,128

SMBC non-consolidated				(Millions of yen)
		Mar. 31, 2013		Mar. 31, 2012
			Change
Projected benefit obligation	(A)	960,412	117,050	843,362
<Discount rate>		<1.5%>	<(1.0)%>	<2.5%>
Fair value of plan assets	(B)	925,854	123,121	802,733
Reserve for employee retirement benefits	(C)	-	-	-
Prepaid pension cost	(D)	218,272	14,239	204,033
Unrecognized prior service cost (deductible from the obligation)	(E)	-	4,538	(4,538)
Unrecognized net actuarial gain (loss)	(A-B-C+D-E)	252,830	3,630	249,200

(2) Pension expenses

Consolidated				(Millions of yen)
		FY3/2013		FY3/2012
			Change
Pension expenses		52,274	(6,546)	58,820

SMBC non-consolidated				(Millions of yen)
		FY3/2013		FY3/2012
			Change
Pension expenses		37,142	(8,883)	46,025
Service cost		17,857	132	17,725
Interest cost on projected benefit obligation		21,084	(70)	21,154
Expected returns on plan assets		(25,758)	(701)	(25,057)
Amortization of unrecognized prior service cost		(4,538)	412	(4,950)
Amortization of unrecognized net actuarial gain (loss)		27,842	(8,741)	36,583
Others		655	86	569

Sumitomo Mitsui Financial Group

9. Capital ratio (BIS guidelines)

    (Basel III basis)

Consolidated	(Billions of yen, %)
	Mar. 31, 2013
	[Preliminary]
(1) Total capital ratio (4) / (7)	14.71
(2) Tier 1 capital ratio (5) / (7)	10.93
(3) Common equity Tier 1 capital ratio (6) / (7)	9.38
(4) Total capital	9,186.0
(5) Tier 1 capital	6,829.0
(6) Common equity Tier 1 capital	5,855.9
(7) Risk weighted assets	62,426.1
(8) Required capital (7) X 8%	4,994.1

SMBC consolidated
(1) Total capital ratio	16.84
(2) Tier 1 capital ratio	12.69
(3) Common equity Tier 1 capital ratio	11.26

SMBC non-consolidated
(1) Total capital ratio	18.62
(2) Tier 1 capital ratio	13.92
(3) Common equity Tier 1 capital ratio	11.75

10. ROE

Consolidated			(	%)
	FY3/2013		FY3/2012
	(a)	(a) - (b)	(b)
ROE (denominator: Total stockholders’ equity)	14.8	4.4	10.4
Note:

ROE (denominator: Total stockholders’ equity)	=	Net income	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2

Sumitomo Mitsui Financial Group

11.	Balance of problem assets, classified by Financial Reconstruction Act and self-assessment, and write-offs / reserves

*1	Includes amount of direct reduction totaling 356.0 billion yen.
*2

Includes reserve for assets that are not subject to disclosure based on the Financial Reconstruction Act standards.

(Bankrupt/Effectively bankrupt borrowers: 9.2 billion yen, Potentially bankrupt borrowers: 11.3 billion yen)

*3	Reserve ratios for claims on Bankrupt borrowers, Effectively bankrupt borrowers, Potentially bankrupt borrowers, Substandard borrowers and Borrowers requiring caution including Substandard borrowers are the proportion of reserve for the possible loan losses to each category’s total claims, excluding the portion secured by collateral or guarantees, etc.
*4

Reserve ratios for claims on Normal borrowers and Borrowers requiring caution (excluding claims to Substandard borrowers) are the proportion of the reserve for possible loan losses to the respective claims of each category.

The reserve ratio for unsecured claims on Borrowers requiring caution (excluding claims to Substandard borrowers) is shown in [    ].

*5	The proportion of the reserve to the claims, excluding the portion secured by collateral or guarantees, etc.

Sumitomo Mitsui Financial Group

12. Risk-monitored loans

Consolidated					(Millions of yen, %)
	Mar. 31, 2013				Mar. 31, 2012

		Ratio				Ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Bankrupt loans	55,479	0.1	(18,739)	0.0	74,218	0.1
Non-accrual loans	1,130,562	1.7	(14,785)	(0.1)	1,145,347	1.8
Past due loans (3 months or more)	16,044	0.0	(6,458)	0.0	22,502	0.0
Restructured loans	484,963	0.7	(77,919)	(0.2)	562,882	0.9
Total	1,687,049	2.6	(117,902)	(0.3)	1,804,951	2.9

Total loans (period-end balance)	65,632,091	100.0	2,911,492		62,720,599	100.0

Amount of direct reduction	585,789		(10,286)		596,075

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2013				Mar. 31, 2012

		Ratio				Ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Bankrupt loans	44,949	0.1	(12,554)	0.0	57,503	0.1
Non-accrual loans	760,701	1.3	(56,004)	(0.1)	816,705	1.4
Past due loans (3 months or more)	9,004	0.0	(1,527)	0.0	10,531	0.0
Restructured loans	247,634	0.4	(10,678)	(0.1)	258,312	0.5
Total	1,062,290	1.8	(80,763)	(0.2)	1,143,053	2.0

Total loans (period-end balance)	59,770,763	100.0	3,359,271		56,411,492	100.0

Amount of direct reduction	321,197		25,289		295,908

13. Reserve for possible loan losses and reserve ratio

Consolidated					(Millions of yen, %)
	Mar. 31, 2013				Mar. 31, 2012

		Reserve ratio				Reserve ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Reserve for possible loan losses	928,866	55.06	(50,067)	0.82	978,933	54.24
General reserve	539,305		(54,033)		593,338
Specific reserve	389,555		4,139		385,416
Loan loss reserve for specific overseas countries	5		(173)		178

Amount of direct reduction	653,146		(32,725)		685,871

SMBC non-consolidated					(Millions of yen, %)
	Mar. 31, 2013				Mar. 31, 2012

		Reserve ratio				Reserve ratio
	(a)	(b)	(a) - (c)	(b) - (d)	(c)	(d)
Reserve for possible loan losses	616,593	58.04	(72,622)	(2.26)	689,215	60.30
General reserve	375,161		(64,373)		439,534
Specific reserve	241,426		(8,081)		249,507
Loan loss reserve for specific overseas countries	5		(168)		173

Amount of direct reduction	356,056		21,156		334,900

Note:    Reserve ratio: Reserve for possible loan losses / Risk-monitored loans. After direct reduction.

Sumitomo Mitsui Financial Group

14. Problem assets based on the Financial Reconstruction Act and coverage

Consolidated	(Millions of yen, %)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	248,161	(11,509)	259,670
Doubtful assets	973,057	(44,574)	1,017,631
Substandard loans	505,130	(75,221)	580,351
Total (A)	1,726,349	(131,304)	1,857,653

Normal assets	74,273,608	4,447,474	69,826,134
Total (B)	75,999,958	4,316,171	71,683,787
Problem asset ratio (A/B)	2.27	(0.32)	2.59

	(Millions of yen)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Total coverage (C)	1,481,899	(37,881)	1,519,780
Reserve for possible loan losses (D)	447,653	835	446,818
Amount recoverable due to guarantees, collateral and others (E)	1,034,245	(38,717)	1,072,962

			(%)
Coverage ratio (C) / (A)	85.84	4.03	81.81
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	113.71	3.25	110.46

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	64.68	7.74	56.94
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	134.21	9.46	124.75

SMBC non-consolidated	(Millions of yen, %)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Bankrupt and quasi-bankrupt assets	145,438	11,077	134,361
Doubtful assets	691,388	(88,253)	779,641
Substandard loans	256,638	(12,206)	268,844
Total (A)	1,093,465	(89,382)	1,182,847

Normal assets	67,289,548	4,795,958	62,493,590
Total (B)	68,383,013	4,706,576	63,676,437
Problem asset ratio (A/B)	1.60	(0.26)	1.86

Amount of direct reduction	356,056	21,156	334,900

Note:	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	(Millions of yen)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Total coverage (C)	1,012,901	(50,874)	1,063,775
Reserve for possible loan losses* (D)	327,000	(8,213)	335,213
Amount recoverable by guarantees, collateral and others (E)	685,900	(42,661)	728,561
* Sum of general reserve for substandard loans and specific reserve

			(%)
Coverage ratio (C) / (A)	92.63	2.70	89.93
Coverage ratio calculated with total reserve for possible loan losses included in the numerator	119.12	(0.74)	119.86

			(%)
Reserve ratio to unsecured assets (D) / (A - E)	80.23	6.44	73.79
Reserve ratio calculated with total reserve for possible loan losses included in the numerator	151.29	(0.42)	151.71

Sumitomo Mitsui Financial Group

15. Results of off-balancing of problem assets

SMBC non-consolidated

Results of the first half-year

(Billions of yen)

	Mar. 31, 2012	Change in the six months ended Sep. 30, 2012			Sep. 30, 2012
			Problem assets newly classified during the six months ended Sep. 30, 2012	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	134.4	13.1	16.0	(2.9)	147.5
Doubtful assets	779.6	(61.6)	120.7	(182.3)	718.0

Total	914.0	(48.5)	(*1) 136.7	(185.2)	865.5

Result of measures connected to off-balancing (*2)	63.6				94.7

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(8.4)
	Reconstructive disposition			(7.1)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(22.3)
	Direct write-offs			1.1
	Others			(148.5)
		Collection/repayment, etc.		(92.3)
		Improvement in debtors’ performance		(56.2)
	Total			(185.2)

Results of the second half-year

(Billions of yen)
	Sep. 30, 2012	Change in the six months ended Mar. 31, 2013			Mar. 31, 2013
			Problem assets newly classified during the six months ended Mar. 31, 2013	Amount of off-balancing

Bankrupt and quasi-bankrupt assets	147.5	(2.0)	13.6	(15.6)	145.5
Doubtful assets	718.0	(26.6)	169.7	(196.3)	691.4

Total	865.5	(28.6)	183.3	(*1) (211.9)	836.9

Result of measures connected to off-balancing (*2)	94.7				114.0

Breakdown of off-balancing by factor (*3)	Disposition by borrowers’ liquidation			(13.0)
	Reconstructive disposition			(15.5)
	Improvement in debtors’ performance due to reconstructive disposition			-
	Loan sales to market			(13.8)
	Direct write-offs			(9.7)
	Others			(159.9)
		Collection/repayment, etc.		(116.4)
		Improvement in debtors’ performance		(43.5)
	Total			(211.9)

*1	The amount of Problem assets newly classified during the six months ended Sep. 30, 2012 and off-balanced in the six months ended Mar. 31, 2013 was 53.5 billion yen.
*2	The measures connected to off-balancing are legal reorganizations and other similar measures, corporate splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small- and medium-sized enterprises, and trusts to RCC for the purpose of revitalization which is scheduled to be off-balanced before the maturity.
*3	1. “Disposition by borrowers’ liquidation” refers to abandonment or write-off of loans involved in bankruptcy liquidation proceedings (bankruptcy or special liquidations).

2. “Reconstructive disposition” refers to abandonment of loans involved in reconstructive bankruptcy proceedings (corporate reorganization and civil rehabilitation), debt forgiveness involved in special mediation or other types of civil mediation, or debt forgiveness for restructuring involved in private reorganization.

Sumitomo Mitsui Financial Group

16. Loan portfolio, classified by industry

(1) Loans and bills discounted, classified by industry

SMBC non-consolidated	(Millions of yen,	%)

	Mar. 31, 2013			Mar. 31, 2012
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	47,593,343	100.0	375,388	47,217,955	100.0
Manufacturing	5,624,822	11.8	(76,425)	5,701,247	12.1
Agriculture, forestry, fisheries and mining	147,588	0.3	13,759	133,829	0.3
Construction	702,929	1.5	(11,812)	714,741	1.5
Transportation, communications and public enterprises	4,026,851	8.5	38,707	3,988,144	8.5
Wholesale and retail	3,740,820	7.9	49,478	3,691,342	7.8
Finance and insurance	6,253,616	13.1	424,991	5,828,625	12.3
Real estate and goods rental and leasing	6,334,343	13.3	148,672	6,185,671	13.1
Various services	3,496,804	7.3	299,683	3,197,121	6.8
Municipalities	992,233	2.1	42,605	949,628	2.0
Others	16,273,333	34.2	(554,270)	16,827,603	35.6
Overseas offices and Japan offshore banking accounts	12,177,419	100.0	2,983,883	9,193,536	100.0
Public sector	36,664	0.3	(10,977)	47,641	0.5
Financial institutions	899,404	7.4	274,600	624,804	6.8
Commerce and industry	10,344,435	84.9	2,515,940	7,828,495	85.2
Others	896,914	7.4	204,319	692,595	7.5
Total	59,770,763	-	3,359,271	56,411,492	-

Risk-monitored loans	(Millions of yen,	%)

	Mar. 31, 2013			Mar. 31, 2012
	(a)	Ratio	(a) - (b)	(b)	Ratio
Domestic offices (excluding Japan offshore banking accounts)	1,008,138	100.0	(56,023)	1,064,161	100.0
Manufacturing	123,094	12.2	1,426	121,668	11.4
Agriculture, forestry, fisheries and mining	2,931	0.3	(177)	3,108	0.3
Construction	58,240	5.8	(18,110)	76,350	7.2
Transportation, communications and public enterprises	155,889	15.5	7,187	148,702	14.0
Wholesale and retail	141,113	14.0	(12,350)	153,463	14.4
Finance and insurance	6,571	0.6	(7,018)	13,589	1.3
Real estate and goods rental and leasing	303,550	30.1	(4,129)	307,679	28.9
Various services	129,573	12.9	(22,462)	152,035	14.3
Municipalities	-	-	-	-	-
Others	87,173	8.6	(389)	87,562	8.2
Overseas offices and Japan offshore banking accounts	54,152	100.0	(24,740)	78,892	100.0
Public sector	-	-	-	-	-
Financial institutions	-	-	(3,181)	3,181	4.0
Commerce and industry	54,152	100.0	(21,558)	75,710	96.0
Others	-	-	-	-	-
Total	1,062,290	-	(80,763)	1,143,053	-

Sumitomo Mitsui Financial Group

(2) Problem assets based on the Financial Reconstruction Act classified by industry, and reserve ratio

SMBC non-consolidated	(Millions of yen, %)
	Mar. 31, 2013			Mar. 31, 2012
	(a)	Reserve ratio	(a) - (b)	(b)
Domestic offices (excluding Japan offshore banking accounts)	1,038,155	82.0	(56,237)	1,094,392
Manufacturing	126,311	81.0	(722)	127,033
Agriculture, forestry, fisheries and mining	2,969	77.8	(148)	3,117
Construction	58,678	71.2	(20,246)	78,924
Transportation, communications and public enterprises	156,421	79.4	7,570	148,851
Wholesale and retail	146,145	77.6	(14,211)	160,356
Finance and insurance	7,378	82.1	(7,050)	14,428
Real estate and goods rental and leasing	320,547	93.0	3,071	317,476
Various services	130,600	70.6	(24,078)	154,678
Municipalities	-	-	-	-
Others	89,100	100.0	(423)	89,523
Overseas offices and Japan offshore banking accounts	55,310	66.3	(33,144)	88,454
Public sector	-	-	-	-
Financial institutions	-	-	(3,640)	3,640
Commerce and industry	55,310	66.3	(29,503)	84,813
Others	-	-	-	-
Total	1,093,465	80.2	(89,382)	1,182,847

Notes	1.	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio = (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.

(3) Consumer loans outstanding

SMBC non-consolidated		(Millions of yen)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Consumer loans	14,955,844	(250,299)	15,206,143
Housing loans	14,086,232	(250,578)	14,336,810
Self-residential purpose	11,190,267	(6,321)	11,196,588
Other consumer loans	869,612	280	869,332
(4) Loans to small- and medium-sized enterprises, etc.
SMBC non-consolidated		(Millions of yen, %)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Outstanding balance	33,091,729	(138,997)	33,230,726
Ratio to total loans	69.5	(0.9)	70.4
Note: Outstanding balance does not include loans at overseas offices and Japan offshore banking accounts.

Sumitomo Mitsui Financial Group

17. Loan portfolio, classified by country

SMBC non-consolidated

(1) Loans to specific overseas countries

		(Millions of yen)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Loan balance	72	(1,573)	1,645
Number of countries	2	(2)	4

(2) Loans outstanding, classified by major domicile

(Millions of yen, %)

	Mar. 31, 2013 (a)			Mar. 31, 2012 (b)
		Ratio	(a) - (b)		Ratio
Asia	4,031,153	31.5	927,978	3,103,175	31.3
Indonesia	168,518	1.3	47,040	121,478	1.2
Thailand	523,211	4.1	200,884	322,327	3.2
Korea	278,182	2.2	13,342	264,840	2.7
Hong Kong	1,084,807	8.5	245,653	839,154	8.5
China	246,615	1.9	46,128	200,487	2.0
Singapore	945,787	7.4	200,561	745,226	7.5
India	299,114	2.3	41,867	257,247	2.6
Others	484,919	3.8	132,507	352,412	3.6
Oceania	953,736	7.5	273,568	680,168	6.9
North America	3,717,683	29.0	802,562	2,915,121	29.4
Central and South America	1,106,598	8.6	125,460	981,138	9.9
Brazil	165,309	1.3	2,259	163,050	1.7
Panama	591,856	4.6	(3,892)	595,748	6.0
Others	349,433	2.7	127,094	222,339	2.2
Western Europe	1,849,051	14.4	531,050	1,318,001	13.3
Eastern Europe	509,682	4.0	156,832	352,850	3.5
Russia	455,934	3.6	140,855	315,079	3.1
Others	53,748	0.4	15,978	37,770	0.4
Others	644,769	5.0	81,129	563,640	5.7

Total	12,812,672	100.0	2,898,578	9,914,094	100.0

 Note:    Classified by domicile of debtors.

(3) Problem assets based on the Financial Reconstruction Act, classified by domicile

(Millions of yen, %)

	Mar. 31, 2013			Mar. 31, 2012
	(a)	Reserve ratio	(a) - (b)	(b)
Overseas offices and Japan offshore banking accounts	55,310	66.3	(33,144)	88,454
Asia	4,305	63.9	(655)	4,960
Oceania	-	-	(3,023)	3,023
North America	9,695	93.4	(27,557)	37,252
Central and South America	3,897	69.4	3,427	470
Western Europe	3,752	63.9	(8,418)	12,170
Eastern Europe	-	-	(792)	792
Others	33,659	62.2	3,875	29,784

Notes	1.	Problem assets based on the Financial Reconstruction Act include loans, acceptances and guarantees, suspense payments, and other credit-type assets.
	2.	Reserve ratio
		= (Reserve for possible loan losses) / (Assets excluding amounts recoverable due to guarantees, collateral and others) X 100
		Reserve for possible loan losses is sum of general reserve for substandard loans and specific reserve.
	3.	Classified by domicile of debtors.

Sumitomo Mitsui Financial Group

18. Balance of deposits and loans

SMBC non-consolidated

(1) Balance of deposits and loans

(Millions of yen)

	FY3/2013		FY3/2012
	(a)	(a) - (b)	(b)
Deposits (period-end balance)	80,006,438	4,202,350	75,804,088
Deposits (average balance)	75,306,754	1,741,282	73,565,472
Domestic units	66,400,621	1,509,664	64,890,957
Loans (period-end balance)	59,770,763	3,359,271	56,411,492
Loans (average balance)	58,169,321	1,511,058	56,658,263
Domestic units	44,448,446	(1,884,043)	46,332,489
Note: Deposits do not include negotiable certificates of deposit.

(2) Balance of deposits, classified by type of depositor
			(Millions of	yen)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Domestic deposits	72,647,400	2,356,733	70,290,667
Individual	38,827,723	1,130,988	37,696,735
Corporate	33,819,677	1,225,745	32,593,932
Notes 1.	The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
2.	The figures above are after adjustment on interoffice accounts in transit. Previously released figures for March 31, 2012 on a before-adjustment basis have been adjusted retrospectively.

Reference:			(Billions of	yen)
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Balance of investment trusts	3,031.9	296.1	2,735.8
Balance to individuals	2,686.2	264.8	2,421.5
Note:	Balance of investment trusts is recognized on a contract basis and measured according to each fund’s net asset balance at period-end.

			(Billions of	yen)
	FY3/2013		FY3/2012
	(a)	(a) - (b)	(b)
Sales of investment trusts to individuals	1,106.5	134.7	971.8

Sales of pension-type insurance	87.3	(89.3)	176.6

Sumitomo Mitsui Financial Group

19. Number of directors and employees

 SMBC non-consolidated

	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Directors and auditors*1	28	4	24
Executive officers*2	56	(3)	59
Employees*3	22,569	(117)	22,686

*1    Include those of SMFG.

*2    Exclude board members.

*3    Include locally hired overseas staff but exclude executive officers, contract employees, and temporary staff.

        Number of employees is reported on the basis of full-time workers.

20. Number of offices SMBC non-consolidated
	Mar. 31, 2013		Mar. 31, 2012
	(a)	(a) - (b)	(b)
Domestic branches*1	439	2	437
Domestic sub-branches and agents*2	155	(5)	160
Overseas branches	16	1	15
Overseas sub-branches	12	2	10
Overseas representative offices	8	(2)	10
*1 Branches specialized in receiving money transfers, controlling ATMs in convenience stores, and international business operations are excluded. *2 Number of SMBC’s bank agents.

Reference:
Sumitomo Mitsui Banking Corporation Europe Limited	5	-	5
Sumitomo Mitsui Banking Corporation (China) Limited	13	1	12

Sumitomo Mitsui Financial Group

21. Deferred tax assets and liabilities

					(Billions of yen)	Reference: Temporary differences

SMBC Non-consolidated			Mar. 31, 2013	Change from Mar. 31, 2012	Mar. 31, 2012	Mar. 31, 2013
(a) Total deferred tax assets	(b-c)	1	507.1	138.9	368.2
(b) Subtotal of deferred tax assets		2	877.3	(108.4)	985.7	2,417.2
Reserve for possible loan losses		3	230.1	10.7	219.4	630.7
Write-off of loans		4	103.2	11.8	91.4	280.8
Taxable write-off of securities		5	362.6	(73.9)	436.5	1,013.3
Reserve for employee retirement benefits		6	47.2	(3.5)	50.7	130.1
Others		7	134.2	(53.5)	187.7	362.3
(c) Valuation allowance		8	370.2	(247.3)	617.5
(d) Total deferred tax liabilities		9	321.2	138.4	182.8	901.4
Gain on securities contributed to employee retirement benefits trust		10	36.2	-	36.2	101.8
Net unrealized gains on other securities		11	264.8	136.2	128.6	744.5
Others		12	20.2	2.2	18.0	55.1

Net deferred tax assets	(a-d)	13	185.9	0.5	185.4
Amount corresponding to Net deferred losses on hedges included in line 7		14	16.4	(0.5)	16.9	46.3
Amount corresponding to the deferred tax liabilities shown in line 11		15	(268.5)	(160.9)	(107.6)	(1,010.8)
Net deferred tax assets excluding the amount shown in line 14 and 15		16	438.0	161.9	276.1	1,186.3

SMBC recognized deferred tax assets pursuant to the practical guidelines on assessing the collectability of deferred tax assets issued by the JICPA (*). SMBC is considered to be a company showing stable financial performance, which is classified under examples (2).
(*)JICPA Auditing Committee Report No.66 “Auditing Treatment Regarding Judgment of Realizability of Deferred Tax Assets”

Reference: Income of final return before deducting operating loss carryforwards for the last 5 years

	(Billions of yen)
	FY3/2009	FY3/2010	FY3/2011	FY3/2012	FY3/2013
Income of final return before deducting operating loss carryforwards	350.4	615.7	637.8	310.3	656.8

Note:	Since the final declaration for the corporate income tax is done by the end of June, the figures for FY3/2013 are estimated.

Sumitomo Mitsui Financial Group

22. Earnings and dividends forecast for FY3/2014

(1) Earnings

Consolidated			(Billions of yen)
	FY3/2014 forecast		FY3/2013
	1H FY3/2014		Result
Ordinary profit	530.0	1,030.0	1,073.7
Net income	290.0	580.0	794.1

Reference:
SMBC non-consolidated			(Billions of yen)
	FY3/2014 forecast		FY3/2013
	1H FY3/2014		Result
Gross banking profit	760.0	1,540.0	1,540.1
Expenses	(370.0)	(740.0)	(727.7)
Banking profit (before provision for general reserve for possible loan losses)	390.0	800.0	812.4
Total credit cost	(10.0)	(80.0)	(19.5)
Ordinary profit	360.0	680.0	670.9
Net income	230.0	430.0	617.8
(2) Dividends
			(Yen)
	FY3/2014 forecast		FY3/2013
	Interim	Annual
Dividend per share for common stock	55	110	120
Ordinary dividend	55	110	110
Note: Dividend per share for common stock for FY3/2013 includes commemorative dividend of 10 yen per share for SMFG’s 10th anniversary.

Reference:			(Billions of yen)
	FY3/2014 forecast		FY3/2013
	Interim	Annual
Total dividend	77.6	155.1	169.2

Sumitomo Mitsui Financial Group

Reference 1: FY3/2013 performance and FY3/2014 management policy

Management and financial objectives of medium-term management plan (FY3/2012-2014, announced May 2011)

Management objectives

- ✓ Aim for top quality in strategic business areas
- ✓ Establish a solid financial base and corporate infrastructure to meet the challenges of financial regulations and highly competitive environment

Financial objectives

- ✓ To improve and seek a balance between financial soundness, profitability and growth

FY3/2013 performance: Recorded highest ever net income both in SMFG consolidated and SMBC non-consolidated. Achieved financial targets of the medium-term management plan one year ahead of schedule.

Overview of FY3/2013 financial performance

SMFG consolidated

Net income — Increased due to good results of SMBC and other group companies, specifically all consumer finance companies made profits

SMBC non-consolidated

Gross banking profit — Increased due to steady result of Marketing units

Total credit cost — Decreased mainly due to our individualized efforts to assist certain debtors to improve their businesses and financial conditions

Net income — Increased mainly due to a decrease of corporate income tax

	(JPY bn)	FY3/2013	YOY change
SMFG consolidated	Ordinary profit	1,073.7	+ 138.2
	Net income	794.1	+ 275.5
SMBC non-consolidated	Gross banking profit	1,540.1	+ 7.6
	Expenses	(727.7)	(8.2)
	Banking profit *1	812.4	(0.6)
	Total credit cost	(19.5)	+ 39.1
	Gains (losses) on stocks	(35.7)	(20.5)
	Net income	617.8	+ 139.8

Progress towards financial targets in medium-term plan

	FY3/2013	FY3/2014 targets
Common equity Tier 1 capital ratio		
Basel III fully-loaded basis	8.6%	8%
Consolidated net income RORA	1.3%	0.8%
Consolidated overhead ratio	52.4%	50%-55%
SMBC non-consolidated overhead ratio	47.3%	45%-50%
Overseas banking profit ratio *2	30.2%	30%

Progress of strategic initiatives

●Commercial banking (SMBC)

- Financial consulting for retail customers: Promoted securities intermediary and insurance sales business steadily, while investment trust sales performed well
- Tailor-made solutions for corporate clients: Supported clients' needs for restructuring, etc. Loan balance of Middle Market Banking Unit was increased
- Provided high quality services in which we have a competitive advantage globally
  - Awarded "Global Bank of the Year" from Project Finance International magazine
  - Ranked #1 for loan syndication in Asia

●Leasing

- Completed acquisition of aircraft leasing business from The RBS Group and integrated group's major aircraft leasing companies into SMBC Aviation Capital

●Securities (SMBC Nikko)

- Strengthened cooperation between SMBC and SMBC Nikko in retail securities business, including release of on-line account linkage service called "Bank and Trade" and launch of testamentary trust agency business
- Commenced Japanese stock brokerage and M&A advisory in Singapore
- Strengthened wholesale securities business, shown by gaining #2 in analyst ranking*3

●Consumer finance

- Made former Promise a wholly owned subsidiary; renamed to SMBC Consumer Finance
- SMBC sold its share in ORIX Credit to ORIX
- SMBC Consumer Finance agreed with BTMU to dissolve Mobit joint venture, with the loan business being transferred to SMBC Consumer Finance

*1 Before provision for general reserve for possible loan losses *2 Based on the medium-term management plan assumed exchange rate of 1USD=JPY85 for FY3/2012 to FY3/2014 *3 Source: Nikkei Veritas (Mar. 24th, 2013)

FY3/2014 management policy: Proactively contribute to the revitalization of Japanese economy, and as a result achieve the growth of SMFG. Create new business models and challenge for "innovation" in order to make the next leap forward.

- ✓ Provide financing to support economic recovery of Japan. Take advantage of the shift from savings to investment by Japanese individuals. Capture the growth of Asia and other emerging markets
- ✓ In the last year of the medium-term management plan, seize business opportunities proactively while focusing on quality and also enhance client base and promote medium- to long-term initiatives for sustainable growth

Initiatives by business lines

Domestic business — Individual clients

- Enhance client base by expanding investment products and services and advertising aggressively
- Strengthen investment management services through trial of banking-securities integrated operation in SMBC and SMBC Nikko
- Provide one-stop inheritance services to business owners and individuals, utilizing SMBC's trust business function
- Promote group wide collaboration in consumer finance business, including overseas operations

Domestic business — Corporate clients

- Further promote corporate-consumer banking and banking-securities collaboration
- Effectively meet solution providing needs on business restructuring and financial products and services mainly of our medium-sized and small corporate clients, while strengthening lending business
- Continue to accommodate clients' needs after the expiration of SME Financing Facilitation Act
- Enhance advisory functions mainly for large corporations through collaboration of departments with expert knowledge of industries globally

International business

- Expand businesses in growing area including infrastructure finance and transaction banking business
- Strengthen business in emerging markets, including Asia
- Secure stable foreign-currency funding

Others

- Develop non-asset businesses, including asset management business
- Examine businesses utilizing IT and internet on a group-wide basis

Strengthening of corporate infrastructure

HR development

- Expand personnel exchange on a group wide basis. Share philosophy among group companies

Diversification

- Proactively develop human resource management for women and locally hired overseas employees

Sumitomo Mitsui Financial Group

Reference 2: Exposure to securitized products

Managerial accounting basis

1. Securitized products

Consolidated									(Billions of yen)
	March 31, 2013						March 31, 2012
	Balances (after provisions and write-offs)				Net unrealized gains/ losses (after write-offs)		Balances (after provisions and write-offs)		Net unrealized gains/losses (after write-offs)
			Overseas					Overseas
		Change from Mar. 2012		Change from Mar. 2012		Change from Mar. 2012
Cards	97.8	48.3	97.8	48.3	0.4	0.1	49.4	49.4	0.2
CLO	0.5	(0.2)	0.5	(0.2)	2.1	0.6	0.7	0.7	1.5
CMBS	8.5	(10.9)	8.5	1.1	0.5	(0.1)	19.4	7.4	0.6
RMBS, etc.	0.1	0.0	0.1	(0.0)	0.2	0.1	0.1	0.1	0.1
Total	106.9	37.3	106.9	49.3	3.2	0.7	69.6	57.6	2.4

Notes	1.	There is no amount of ABCP.
	2.	Excludes RMBS issued by GSE and Japan Housing Finance Agency, and SMBC’s exposure to subordinated beneficiaries owned through the securitization of SMBC’s loan receivables, etc.

2. Transactions with monoline insurance companies (Credit derivatives)

Consolidated						(Billions of yen)
	March 31, 2013				March 31, 2012
	Net exposure		Amount of reference assets		Net exposure	Amount of reference assets
		Change from Mar. 2012		Change from Mar. 2012
Exposure to CDS transactions with monoline insurance companies	1.0	(2.0)	185.9	(50.2)	3.0	236.1

3. Leveraged loans

Consolidated	(Billions of yen	)

	March 31, 2013				March 31, 2012
	Loans		Undrawn commitments		Loans	Undrawn commitments
		Change from Mar. 2012		Change from Mar. 2012
Europe	109.4	(41.8)	16.6	(4.0)	151.2	20.7
Japan	180.8	49.8	36.2	14.0	131.0	22.3
United States	73.8	(1.8)	76.5	25.4	75.6	51.1
Asia (excluding Japan)	59.8	(2.2)	5.6	(0.1)	62.0	5.7
Total	423.8	4.0	135.0	35.3	419.8	99.8

4. Asset backed commercial paper (ABCP) programs as sponsor

We sponsor issuance of ABCP, whose reference assets are such as clients’ receivables, in order to fulfill clients’ financing needs. Most of the reference assets are high-grade claims of corporate clients.

Consolidated						(Billions of yen	)
	March 31, 2013				March 31, 2012
	Notional amount		Overseas		Notional amount
		Change from Mar. 2012		Change from Mar. 2012		Overseas
Reference assets related to asset backed commercial paper (ABCP) programs as sponsor	562.8	(37.0)	308.9	78.0	599.9	230.9

Reference:	In addition, we provide liquidity supports for ABCP programs which are sponsored by other banks.
Total notional amount of reference assets of such programs are approx. 52.6 billion yen.

5. Others

We have no securities issued by Structured Investment Vehicles.

Sumitomo Mitsui Financial Group

Reference 3: Financial statements of SMBC

1. Condensed balance sheet

SMBC non-consolidated	(Millions of yen	)

	March 31, 2013 (A)	March 31, 2012 (B)	Change (A-B)
Assets
Cash and due from banks	9,416,357	6,618,725	2,797,632
Call loans	487,175	526,068	(38,893)
Receivables under resale agreements	229,826	203,768	26,058
Receivables under securities borrowing transactions	701,890	726,677	(24,787)
Bills bought	27,792	21,171	6,621
Monetary claims bought	795,514	626,146	169,368
Trading assets	4,085,739	3,777,835	307,904
Money held in trust	2,372	7,253	(4,881)
Securities	41,347,000	42,441,134	(1,094,134)
Loans and bills discounted	59,770,763	56,411,492	3,359,271
Foreign exchanges	1,319,175	1,024,074	295,101
Other assets	1,894,382	1,981,695	(87,313)
Tangible fixed assets	733,157	730,939	2,218
Intangible fixed assets	167,159	154,892	12,267
Deferred tax assets	185,941	185,428	513
Customers’ liabilities for acceptances and guarantees	5,391,645	4,299,577	1,092,068
Reserve for possible loan losses	(616,593)	(689,215)	72,622
Reserve for possible losses on investments	(29,280)	(10,195)	(19,085)
Total assets	125,910,020	119,037,469	6,872,551
Liabilities
Deposits	80,006,438	75,804,088	4,202,350
Negotiable certificates of deposit	11,921,899	8,588,746	3,333,153
Call money	2,450,065	1,877,900	572,165
Payables under repurchase agreements	1,704,650	562,867	1,141,783
Payables under securities lending transactions	2,654,478	4,539,644	(1,885,166)
Commercial paper	1,499,499	1,193,249	306,250
Trading liabilities	3,590,373	3,503,085	87,288
Borrowed money	2,963,075	5,181,294	(2,218,219)
Foreign exchanges	351,885	341,400	10,485
Short-term bonds	20,000	19,999	1
Bonds	4,277,003	4,215,610	61,393
Due to trust account	643,350	443,723	199,627
Other liabilities	1,817,920	2,693,465	(875,545)
Reserve for employee bonuses	11,436	10,798	638
Reserve for executive bonuses	665	609	56
Reserve for point service program	1,945	2,503	(558)
Reserve for reimbursement of deposits	10,050	9,854	196
Deferred tax liabilities for land revaluation	39,190	39,385	(195)
Acceptances and guarantees	5,391,645	4,299,577	1,092,068
Total liabilities	119,355,573	113,327,806	6,027,767
Net assets
Capital stock	1,770,996	1,770,996	-
Capital surplus	2,481,273	2,481,273	-
Capital reserve	1,771,043	1,771,043	-
Other capital surplus	710,229	710,229	-
Retained earnings	1,720,728	1,255,108	465,620
Other retained earnings	1,720,728	1,255,108	465,620
Voluntary reserve for retirement allowances	1,656	1,656	-
Voluntary reserve	219,845	219,845	-
Retained earnings brought forward	1,499,226	1,033,606	465,620
Treasury stock	(210,003)	(210,003)	-
Total stockholders’ equity	5,762,995	5,297,375	465,620
Net unrealized gains (losses) on other securities	742,338	281,109	461,229
Net deferred gains (losses) on hedges	23,301	105,391	(82,090)
Land revaluation excess	25,810	25,786	24
Total valuation and translation adjustments	791,451	412,288	379,163
Total net assets	6,554,446	5,709,663	844,783
Total liabilities and net assets	125,910,020	119,037,469	6,872,551

    Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

2. Condensed income statement

SMBC non-consolidated	(Millions of yen	)

	FY3/2013 (A)	FY3/2012 (B)	Change (A-B)
Ordinary income	2,121,369	2,018,585	102,784
Interest income	1,270,673	1,239,535	31,138
Interest on loans and discounts	954,116	937,403	16,713
Interest and dividends on securities	245,917	226,631	19,286
Trust fees	1,823	1,736	87
Fees and commissions	489,310	453,877	35,433
Trading income	5,780	84,051	(78,271)
Other operating income	278,366	193,341	85,025
Other income	75,414	46,043	29,371
Ordinary expenses	1,450,516	1,323,243	127,273
Interest expenses	299,478	282,668	16,810
Interest on deposits	60,491	68,335	(7,844)
Fees and commissions payments	145,572	134,989	10,583
Trading losses	9,562	-	9,562
Other operating expenses	51,254	22,384	28,870
General and administrative expenses	759,295	752,436	6,859
Other expenses	185,354	130,763	54,591
Ordinary profit	670,852	695,342	(24,490)
Extraordinary gains	42	2,456	(2,414)
Extraordinary losses	5,494	5,806	(312)
Income before income taxes	665,400	691,992	(26,592)
Income taxes - current	209,704	44,703	165,001
Income taxes - deferred	(162,095)	169,315	(331,410)
Total income taxes	47,609	214,018	(166,409)
Net income	617,791	477,973	139,818

Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

3. Statement of changes in net assets

SMBC non-consolidated

Year ended March 31, 2013	(Millions of yen	)

	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,033,606	(210,003)	5,297,375
Changes in the period
Cash dividends						(152,147)		(152,147)
Net income						617,791		617,791
Purchase of treasury stock
Reversal of land revaluation excess						(24)		(24)
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	465,620	-	465,620
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,499,226	(210,003)	5,762,995

	(Millions of yen)
	Valuation and translation adjustments				Total net assets
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments
Balance at the beginning of the period	281,109	105,391	25,786	412,288	5,709,663
Changes in the period
Cash dividends					(152,147)
Net income					617,791
Purchase of treasury stock
Reversal of land revaluation excess					(24)
Net changes in items other than stockholders’ equity in the period	461,229	(82,090)	24	379,163	379,163
Net changes in the period	461,229	(82,090)	24	379,163	844,783
Balance at the end of the period	742,338	23,301	25,810	791,451	6,554,446

Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

SMBC non-consolidated

Year ended March 31, 2012	(Millions of yen	)

	Capital stock	Capital surplus		Retained earnings			Treasury stock	Total stockholders’ equity
		Capital reserve	Other capital surplus	Other retained earnings
				Voluntary reserve for retirement allowances	Voluntary reserve	Retained earnings brought forward
Balance at the beginning of the period	1,770,996	1,771,043	710,229	1,656	219,845	714,490	-	5,188,262
Changes in the period
Cash dividends						(158,645)		(158,645)
Net income						477,973		477,973
Purchase of treasury stock							(210,003)	(210,003)
Reversal of land revaluation excess						(212)		(212)
Net changes in items other than stockholders’ equity in the period
Net changes in the period	-	-	-	-	-	319,115	(210,003)	109,112
Balance at the end of the period	1,770,996	1,771,043	710,229	1,656	219,845	1,033,606	(210,003)	5,297,375

	(Millions of yen)
	Valuation and translation adjustments
	Net unrealized gains on other securities	Net deferred gains (losses) on hedges	Land revaluation excess	Total valuation and translation adjustments	Total net assets
Balance at the beginning of the period	229,885	121,109	20,035	371,030	5,559,293
Changes in the period
Cash dividends					(158,645)
Net income					477,973
Purchase of treasury stock					(210,003)
Reversal of land revaluation excess					(212)
Net changes in items other than stockholders’ equity in the period	51,223	(15,717)	5,751	41,257	41,257
Net changes in the period	51,223	(15,717)	5,751	41,257	150,370
Balance at the end of the period	281,109	105,391	25,786	412,288	5,709,663

  Note:    Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

Sumitomo Mitsui Financial Group

4. Market value information on securities

SMBC Non-consolidated

[1] Securities

In addition to “Securities” stated in the non-consolidated balance sheet, negotiable certificates of deposit classified as “Cash and due from banks” and beneficiary claims on loan trust classified as “Monetary claims bought” are included in the amounts below.

(1) Bonds classified as held-to-maturity

						(Millions of yen )
				Mar. 31, 2013
			Type	Balance sheet amount	Fair value	Net unrealized gains (losses)
Bonds whose fair value is above the balance sheet amount			Japanese government bonds	5,244,786	5,301,500	56,714
			Japanese local government bonds	84,719	85,997	1,277
			Japanese corporate bonds	136,729	138,678	1,949
			Subtotal	5,466,235	5,526,176	59,941
Bonds whose fair value is below the balance sheet amount			Japanese government bonds	269,713	269,676	(37)
			Japanese local government bonds	-	-	-
			Japanese corporate bonds	-	-	-
			Subtotal	269,713	269,676	(37)

		Total		5,735,948	5,795,852	59,904

(2) Investments in subsidiaries and affiliates
						(Millions of yen )
				Mar. 31, 2013
				Balance sheet amount	Fair value	Net unrealized gains (losses)
Stocks of subsidiaries				61,661	49,722	(11,938)
Stocks of affiliates				32,819	28,432	(4,387)

Total				94,480	78,154	(16,326)

Note: Stocks of subsidiaries and affiliates whose fair value is extremely difficult to determine.
			(Millions of yen)
			Balance sheet amount
		Stocks of subsidiaries	2,202,879
		Stocks of affiliates	151,077
		Others	25,617
		Total	2,379,574

		These amounts are not included in “Investments of subsidiaries and affiliates” shown above since there are no market prices and it is extremely difficult to determine their fair values.

(3) Other securities
						(Millions of yen )
			Type	Mar. 31, 2013
				Balance sheet amount	Acquisition cost	Net unrealized gains (losses)
Securities whose balance sheet amount is above the acquisition cost			Stocks	2,219,475	1,357,238	862,237
			Bonds	21,236,936	21,138,383	98,552
			Japanese government bonds	19,085,309	19,029,501	55,808
			Japanese local government bonds	74,369	73,776	592
			Japanese corporate bonds	2,077,257	2,035,105	42,151
			Others	5,313,792	5,108,859	204,933
			Subtotal	28,770,204	27,604,480	1,165,723
Securities whose balance sheet amount is below the acquisition cost			Stocks	373,294	465,845	(92,551)
			Bonds	1,889,356	1,892,647	(3,291)
			Japanese government bonds	1,631,884	1,632,066	(182)
			Japanese local government bonds	-	-	-
			Japanese corporate bonds	257,472	260,581	(3,109)
			Others	2,104,363	2,133,582	(29,219)
			Subtotal	4,367,013	4,492,075	(125,062)

		Total		33,137,217	32,096,556	1,040,660

Notes	1.	Net unrealized gains (losses) on Other securities shown above include gains of 29,831 million yen that are recognized in the statement of income by applying fair value hedge accounting.
	2.	Securities whose fair value is extremely difficult to determine.
			(Millions of yen)
			Balance sheet amount
		Stocks	200,147
		Others	318,070
		Total	518,217
		These amounts are not included in “Other securities” shown above since there are no market prices and it is extremely difficult to determine their fair values.

Sumitomo Mitsui Financial Group

(4) Write-down of securities

Securities other than those classified as trading purpose (excluding securities whose fair value is extremely difficult to determine) are considered as impaired if the fair value decreases materially below the acquisition cost, and such decline is not considered recoverable. The fair value is recognized as the balance sheet amount and the amount of write-down is accounted for as valuation loss for this period. Valuation loss for this period is 31,483 million yen. The rule for determining “material decline” is as follows and is based on the classification of issuers under the rules of self-assessment of assets.

Bankrupt/Effectively bankrupt/Potentially bankrupt issuers	Fair value is lower than acquisition cost.
Issuers requiring caution	Fair value is 30% or more lower than acquisition cost.
Normal issuers	Fair value is 50% or more lower than acquisition cost.

Bankrupt issuers: Issuers that are legally bankrupt or formally declared bankrupt

Effectively bankrupt issuers: Issuers that are not legally bankrupt but regarded as substantially bankrupt

Potentially bankrupt issuers: Issuers that are not currently bankrupt but perceived to have a high risk of falling into bankruptcy

Issuers requiring caution: Issuers that are identified for close monitoring

Normal issuers: Issuers other than the above four categories of issuers

[2] Money held in trust

Other money held in trust (Other than classified as trading or held-to-maturity purpose)

		(Millions of yen)
	March 31, 2013

	Balance sheet amount	Acquisition cost	Net unrealized gains (losses)	of which whose balance sheet amount is above the acquisition cost	of which whose balance sheet amount is below the acquisition cost
Other money held in trust	2,372	2,362	10	10	-

5. Statements of trust assets and liabilities

SMBC non-consolidated		(Millions of yen)
	March 31, 2013 (A)	March 31, 2012 (B)	Change (A-B)
Loans and bills discounted	131,913	235,829	(103,916)
Securities	1,076,225	424,478	651,747
Beneficiary claims	22,981	9,991	12,990
Monetary claims	568,056	621,656	(53,600)
Tangible fixed assets	8	7	1
Other claims	801	1,529	(728)
Call loans	190,326	100,732	89,594
Due from banking account	643,350	443,723	199,627
Cash and due from banks	59,427	53,904	5,523
Others	-	0	(0)
Total assets	2,693,092	1,891,853	801,239
Designated money trusts	1,002,159	821,292	180,867
Specified money trusts	1,033,657	228,033	805,624
Money in trusts other than money trusts	100,000	220,605	(120,605)
Monetary claims trusts	554,201	617,858	(63,657)
Equipment trusts	19	24	(5)
Composite trusts	3,054	4,039	(985)
Total liabilities	2,693,092	1,891,853	801,239

Notes	1.	Amounts less than 1 million yen are rounded down.
	2.	SMBC has no co-operative trusts under other trust bank’s administration.
	3.	SMBC does not handle any trusts with principal indemnification.
	4.	Balance of self-declaration of trust, which is not included in the table above, was 109,987 million yen on March 31, 2013 and 85,721 million yen on March 31, 2012.